Filed pursuant to Rule 433
Dated February 2, 2023
Registration Statement No. 333-269386
Relating to Preliminary Prospectus Supplement dated February 2, 2023 and
Prospectus dated January 24, 2023

Ellington Financial Inc.
4,000,000 Shares of 8.625% Series C Fixed-Rate Reset Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 per Share)
February 2, 2023

This pricing term sheet supplements Ellington Financial Inc.’s preliminary prospectus supplement, dated February 2, 2023 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of its 8.625% Series C Fixed-Rate Reset Cumulative Redeemable Preferred Stock, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Pricing Term Sheet

Issuer:	Ellington Financial Inc. (the “Issuer”)
Security:	8.625% Series C Fixed-Rate Reset Cumulative Redeemable Preferred Stock (“Preferred Stock”)
Liquidation Preference:	$25.00 per share
Pricing Date:	February 2, 2023
Settlement Date:	February 6, 2023 (T+2)
Number of Shares:	4,000,000 shares of Preferred Stock (4,600,000 shares of Preferred Stock if the underwriters exercise their over-allotment option in full)
Public Offering Price:	$25.00 per share of Preferred Stock; $100,000,000 total (not including the underwriters’ over-allotment option)
Underwriting Discount:	$0.7875 per share of Preferred Stock; $3,150,000 total (not including the underwriters’ over-allotment option)
Net Proceeds to the Issuer, After Underwriting Discount but Before Expenses:	Approximately $96,850,000 (or approximately $111,377,500 if the underwriters exercise their over-allotment option in full), after deduction of underwriting discount.
Maturity:
Perpetual (unless redeemed by the Issuer pursuant to the optional redemption right described below, or redeemed by the Issuer pursuant to the special optional redemption right described below, or converted by an investor in connection with a Change of Control (as defined below) or redeemed by the Issuer where necessary to allow the Issuer to qualify and maintain its qualification as a real estate investment trust (“REIT”) for U.S. federal income tax purposes).

Rating:
A- by Egan-Jones Rating Company
A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Dividend Rate:
Dividends on the shares based on the stated liquidation preference of $25.00 per share at a rate equal to (i) for each dividend period from and including the original issue date to, but excluding, April 30, 2028 (the “First Reset Date”), 8.625% per annum (equivalent to $2.15625 per share), and (ii) for each dividend period beginning on the First Reset Date, during each reset period, the five-year treasury rate as of the most recent Reset Dividend Determination Date plus 5.13% per annum.

Special Dividend Rate:	If, following a Change of Control (as defined below), the Common Stock Authorization (as defined below) has not occurred at or prior to the Change of Control and the Issuer has not exercised its option to redeem the Preferred Stock as described below, the Issuer will increase the cumulative dividend rate by 300 basis points per annum. Holders of shares of the Preferred Stock will be entitled to receive cumulative cash dividends from, and including, the first date on which the Change of Control has occurred at the increased rate for so long as the Issuer has not exercised its option to redeem the Preferred Stock.
Dividend Payment Dates:
Dividends on the Preferred Stock will be payable quarterly in arrears on or about the 30th day of January, April, July and October of each year. The first dividend on the Preferred Stock sold in this offering will be paid on or about April 30, 2023 and will be in the amount of $0.50313 per share of Preferred Stock.

Optional Redemption:
Except under circumstances where it is necessary to allow the Issuer to qualify and maintain its qualification as a REIT for U.S. federal income tax purposes or pursuant to the Issuer’s special optional redemption right discussed below, the Preferred Stock is not redeemable by the Issuer prior to April 30, 2028. On or after April 30, 2028, the Issuer may, at its option, subject to certain procedural requirements, redeem the Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share of the Preferred Stock, plus any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but excluding, the redemption date, without interest.

Special Optional Redemption:
Upon the occurrence of a Change of Control (as defined below), the Issuer may, at its option, subject to certain procedural requirements, redeem the Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share of Preferred Stock, plus any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but excluding, the redemption date, without interest. If, prior to the Change of Control Conversion Date, the Issuer has provided notice of its election to redeem some or all of the shares of Preferred Stock (whether pursuant to its optional redemption right described above or this special optional redemption right), the holders of the Preferred Stock will not have the Change of Control Conversion Right with respect to the shares of Preferred Stock called for redemption.

Change of Control:
A “Change of Control” is deemed to occur when, after the original issuance of the Preferred Stock, the following have occurred and are continuing: (i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Issuer’s capital stock entitling that person to exercise more than 50% of the total voting power of all capital stock of the Issuer entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and (ii) following the closing of any transaction referred to in clause (i) above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE American LLC, or the Nasdaq Stock Market, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American LLC or the Nasdaq Stock Market.

Conversion Right:
Upon the occurrence of a Change of Control, provided that the Common Stock Authorization (as defined below) has occurred at or prior to such Change of Control, each holder of Preferred Stock will have the right (subject to the special optional redemption described above) to convert some or all of the Preferred Stock held by such holder on the Change of Control Conversion Date (as defined below) into a number of shares of the Issuer’s common stock per share of the Preferred Stock to be converted equal to the lesser of:

•the quotient obtained by dividing (i) the sum of the $25.00 per share liquidation preference of the Preferred Stock plus any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but excluding, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a dividend record date and prior to the corresponding dividend payment date for the Preferred Stock, in which case no additional amount for such accumulated and unpaid dividends to be paid on such dividend payment date will be included in this sum) by (ii) the Common Stock Price, as defined below (such quotient, the “Conversion Rate”); and
•3.53607 (the "Share Cap"), subject to certain adjustments.

The “Common Stock Authorization” consists of (1) the approval of an amendment by the Issuer's stockholders at the Issuer’s 2023 annual meeting of stockholders, or any other amendment to the Issuer’s certificate of incorporation to increase the number of the Issuer’s authorized shares of common stock by an amount in excess of the Exchange Cap (as defined below), whether at the Issuer’s 2023 annual meeting of stockholders or otherwise, and (2) the subsequent filing of such amendment to effect the increased number of authorized common shares provided for in such amendment.

The “Change of Control Conversion Date” is the date the Preferred Stock is to be converted, which will be a business day selected by the Issuer that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control to the holders of the Preferred Stock.

The “Common Stock Price” is (i) if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is solely cash, the amount of cash consideration per share of the Issuer’s common stock or (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common stock is other than solely cash (x) the average of the closing sale prices per share of the Issuer’s common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices per share or, if more than one in either case, the average of the average closing bid and the average closing ask prices per share) for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred as reported on the principal U.S. securities exchange on which the Issuer’s common stock is then traded, or (y) the average of the last quoted bid prices for the Issuer’s common stock in the over-the-counter market as reported by OTC Markets Group Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred, if the Issuer’s common stock is not then listed for trading on a U.S. securities exchange.

The “Exchange Cap” is the maximum aggregate number of shares of the Issuer’s common stock (or equivalent alternative conversion consideration, as applicable) issuable or deliverable, as applicable, in connection with the exercise of the Change of Control Conversion Right, which will not exceed the product of the Share Cap times the aggregate number of shares of the Preferred Stock issued and outstanding at the Change of Control Conversion Date (or equivalent alternative conversion consideration, as applicable).

Exchange Cap: Subject to certain adjustments, the Exchange Cap will not exceed 14,144,280 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable), issuable or deliverable, as applicable, subject to proportionate increase to the extent the underwriters’ over-allotment option is exercised, not to exceed 16,265,922 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable).
Listing:	The Issuer intends to apply to list the shares on the NYSE and, if the application is approved, expects trading on the NYSE to begin within 30 days of the initial issuance of the shares.
NYSE Ticker Symbol:	EFC PR C
Book-Running Manager:	Piper Sandler & Co.
CUSIP/ISIN:	28852N 406 / US28852N4060

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, or the preliminary prospectus supplement if you request it by contacting Piper Sandler & Co. at 1251 Avenue of the Americas, 6th Floor, New York, NY 10020, or by calling toll-free 866-805-4128, or by email at fsg-dcm@psc.com.